U.S. Gold Corporation
US Gold Canadian Acquisition Corporation
2201 Kipling Street, Suite 100
Lakewood, Colorado 80215-1545
February 9, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re	U.S. Gold Corporation
US Gold Canadian Acquisition Corporation
Registration Statement on Form S-4 (File No. 333-138633)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the above-referenced registrants hereby request the withdrawal of the above-referenced registration statement (the “Registration Statement”), relating to the registration of U.S. Gold Corporation (“U.S. Gold”) common stock, no par value, and US Gold Canadian Acquisition Corporation (together with U.S. Gold, the “Registrants”) exchangeable shares, no par value common stock, effective immediately. The Registration Statement was initially filed with the Securities and Exchange Commission on November 13, 2006 and was amended on December 14, 2006.
This withdrawal is being requested because the Registrants have determined not to pursue their proposed offer to purchase the common shares of Coral Gold Resources Ltd., in relation to which the Registration Statement had been filed.
The Registrants believe that withdrawal of the Registration Statement is consistent with the public interests and the protection of investors as mandated by Rule 477(a). The Registrants hereby further confirm that the Registration Statement was never declared effective by the Securities and Exchange Commission and no securities have been sold pursuant to the Registration Statement.

Please contact the undersigned at (303) 238-1438 with any questions regarding this application for withdrawal.

Very truly yours, U.S. GOLD CORPORATION
By:	/s/ William F. Pass
William F. Pass
Vice President, Chief Financial Officer and Secretary

US GOLD CANADIAN ACQUISITION CORPORATION
By:	/s/ William F. Pass
William F. Pass
Vice President, Secretary, Treasurer and Director